SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 14)*

COOLSAVINGS, INC. (F/K/A COOLSAVINGS.COM INC.)

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

216485 10 2

(CUSIP Number)

Guy R. Friddell, III

Executive Vice President and General Counsel

Landmark Communications, Inc.

150 W. Brambleton Ave.

Norfolk, VA 23510-2075

(757) 446-2660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 216485 10 2	13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Landmark Communications, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 20,224,391[1] 8 SHARED VOTING POWER 218,794,191[1] 9 SOLE DISPOSITIVE POWER 20,224,391[1] 10 SHARED DISPOSITIVE POWER 218,794,191[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 239,018,582[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.3%[2]
14	TYPE OF REPORTING PERSON CO

[1]	See Items 3 through 6 of this Statement (as defined below).
[2]	For purposes of Rule 13d-3(d)(1)(i) under the Act, the ownership percentage reported in Item 13 above has been calculated without including shares of Common Stock (as defined below) that have been reserved for issuance upon (1) the conversion of 619,048 shares of currently outstanding and convertible CoolSavings, Inc. Series C Convertible Preferred Stock not beneficially owned by the Reporting Persons (as defined below), and (2) the exercise of 5,748,362 currently outstanding and exercisable options to purchase CoolSavings, Inc. Common Stock not beneficially owned by the Reporting Persons. If all of such reserved shares of Common Stock were to be issued, Landmark Communications, Inc. would beneficially own 92.0% of the total outstanding Common Stock.

CUSIP No. 216485 10 2	13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Landmark NV-C Ventures Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 197,921,311[1] 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 197,921,311[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 197,921,311[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.1%[2]
14	TYPE OF REPORTING PERSON CO

[1]	See Items 3 through 6 of this Statement (as defined below).
[2]	For purposes of Rule 13d-3(d)(1)(i) under the Act, the ownership percentage reported in Item 13 above has been calculated without including shares of Common Stock (as defined below) that have been reserved for issuance upon (1) the conversion of 619,048 shares of currently outstanding and convertible CoolSavings, Inc. Series C Convertible Preferred Stock not beneficially owned by the Reporting Persons (as defined below), (2) the exercise of 5,748,362 currently outstanding and exercisable options to purchase CoolSavings, Inc. Common Stock not beneficially owned by the Reporting Persons, and (3) the exercise by Landmark Communications, Inc. of its right to acquire 3,935 shares of CoolSavings, Inc. Common Stock pursuant to the Warrant (as defined below). If all of such reserved shares of Common Stock were to be issued, Landmark NV-C Ventures Group, Inc. would beneficially own 76.2% of the total outstanding Common Stock.

CUSIP No. 216485 10 2	13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Landmark Ventures VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 197,921,311[1] 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 197,921,311[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 197,921,311[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.1%[2]
14	TYPE OF REPORTING PERSON OO

[1]	See Items 3 through 6 of this Statement (as defined below).
[2]	For purposes of Rule 13d-3(d)(1)(i) under the Act, the ownership percentage reported in Item 13 above has been calculated without including shares of Common Stock (as defined below) that have been reserved for issuance upon (1) the conversion of 619,048 shares of currently outstanding and convertible CoolSavings, Inc. Series C Convertible Preferred Stock not beneficially owned by the Reporting Persons (as defined below), (2) the exercise of 5,748,362 currently outstanding and exercisable options to purchase CoolSavings, Inc. Common Stock not beneficially owned by the Reporting Persons, and (3) the exercise by Landmark Communications, Inc. of its right to acquire 3,935 shares of CoolSavings, Inc. Common Stock pursuant to the Warrant (as defined below). If all of such reserved shares of Common Stock were to be issued, Landmark Ventures VII, LLC would beneficially own 76.2% of the total outstanding Common Stock.

CUSIP No. 216485 10 2	13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CSAV Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON CO

Introductory Note

This Amendment No. 14 (as defined herein) is being filed by Landmark Communications, Inc. (“Landmark”), Landmark NV-C Ventures Group, Inc. (“NV-C Ventures”), Landmark Ventures VII, LLC (“Ventures”) and CSAV Holdings, Inc. (“Holdings” and, together with Landmark, NV-C Ventures and Ventures, the “Reporting Persons”) to update the Amended Statement (as defined herein). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Amended Statement.

Item 1. Security and Issuer.

Item 1 is hereby amended by deleting the first two sentences and inserting the following:

This Amendment No. 14 to Schedule 13D (“Amendment No. 14”) relates to shares of Common Stock, with $0.001 par value per share (the “Common Stock”), of CoolSavings, Inc., a Delaware corporation (f/k/a coolsavings.com inc., a Michigan corporation) (the “Issuer”). This amendment amends the initial statement on Schedule 13D filed by the Reporting Persons on August 9, 2001 (the “Initial Statement”), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on November 30, 2001, Amendment No. 2 to Schedule 13D filed by the Reporting Persons on December 28, 2001, Amendment No. 3 to Schedule 13D filed by the Reporting Persons on April 19, 2002, Amendment No. 4 to Schedule 13D filed by the Reporting Persons on October 31, 2002, Amendment No. 5 to Schedule 13D filed by the Reporting Persons on December 20, 2002, Amendment No. 6 to Schedule 13D filed by the Reporting Persons on May 21, 2003, Amendment No. 7 to Schedule 13D filed by the Reporting Persons on November 4, 2003, Amendment No. 8 to Schedule 13D filed by the Reporting Persons on November 22, 2004, Amendment No. 9 to Schedule 13D filed by the Reporting Persons on May 17, 2005, Amendment No. 10 to Schedule 13D filed by the Reporting Persons on May 19, 2005, Amendment No. 11 to Schedule 13D filed by the Reporting Persons on September 13, 2005, Amendment No. 12 to Schedule 13D filed by the Reporting Persons on September 15, 2005 and Amendment No. 13 to Schedule 13D filed by the Reporting Persons on September 30, 2005 (the “Amended Statement” and, collectively with this Amendment No. 14, the “Statement”).

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a) Holdings is a Delaware corporation and a wholly owned subsidiary of Ventures, Ventures is a Delaware limited liability company and a wholly owned subsidiary of NV-C Ventures, NV-C Ventures is a Nevada corporation and a wholly owned subsidiary of Landmark, and Landmark is a Virginia corporation. Schedule I to this Statement contains the name, residence or business address, and present principal occupation of each of the executive officers and directors of the Reporting Persons.

(b) Landmark has its principal office at 150 West Brambleton Avenue, Norfolk, Virginia 23510-2075. Each of NV-C Ventures, Ventures and Holdings has its principal office at 3228 Channel 8 Drive, Las Vegas, Nevada 89109.

(c) Landmark’s principal business consists of (i) newspaper publishing and (ii) serving as a holding company for wholly-owned subsidiaries engaged in newspaper publishing, television broadcasting, cable television programming services and electronic publishing. NV-C Ventures serves as a holding company for 100% of the membership interests of Ventures. Ventures serves as a holding company for investment assets, including 100% of the stock of Holdings. Holdings was formed on October 31, 2005 and its sole purpose is to be merged with and into the Issuer in the short-form merger contemplated by Item 4 below.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding.

(e) During the past five years, none of the Reporting Persons has been a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) Each of the persons listed on Schedule I to this Statement are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by inserting the following at the end of Item 3:

On October 1, 2005, a stock dividend in the amount of 3,667,287 shares of Series B Preferred Stock accrued on the outstanding shares of Series B Preferred Stock owned by Ventures. Such “PIK” dividend has been declared by the Board of Directors of the Issuer and paid to Ventures.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

As previously described in Item 3, pursuant to the Stock Purchase Agreement, the Selling Stockholders have agreed to sell to Landmark the Shares for an aggregate purchase price of $16,698,304. This negotiated purchase is the first step in a series of transactions through which Landmark intends to effect a Rule 13e-3 transaction (as defined in Rule 13e-3 under the Act) with respect to the Issuer. The Selling Stockholders will receive cash consideration of $0.80 per share in this negotiated purchase, subject to possible adjustment as described in the Stock Purchase Agreement. Pursuant to the Stock Purchase Agreement, the Selling Stockholders have agreed, pending and through the closing of Landmark’s acquisition of the Shares, to vote (to the extent any vote occurs, which currently is not anticipated by Landmark) all of the Common Stock and Series C Preferred Stock of the Issuer held by them in the same manner as Landmark and refrain from acquiring (or participating in the acquisition of) beneficial ownership of any additional shares of capital stock of the Issuer.

Landmark currently beneficially owns approximately 52% of the outstanding shares of Common Stock, 100.0% of the outstanding shares of Series B Preferred Stock, and none of the outstanding shares of Series C Preferred Stock of the Issuer (excluding in each case its beneficial interest in the Common Stock and Series C Preferred Stock of the Issuer as a result of the execution of the Stock Purchase Agreement). Upon consummation of the acquisition of the Shares, Landmark will beneficially own approximately 66.5% of the outstanding shares of Common Stock, 100% of the outstanding shares of Series B Preferred Stock and approximately 95.1% of the outstanding shares of Series C Preferred Stock of the Issuer. Immediately following the consummation of the acquisition of the Shares, Ventures intends to exercise its option to convert all of its outstanding shares of Series B Preferred Stock of the Issuer to Common Stock. Upon the consummation of the conversion, Landmark’s beneficial ownership of the Common Stock will increase from approximately 66.5% to approximately 91.8%, and, accordingly, Landmark will beneficially own more than 90% of each class of outstanding stock of the Issuer.

Immediately following the consummation of the acquisition of the Shares and conversion of all of Ventures shares of Series B Preferred Stock of the Issuer to Common Stock, and subject to the Reporting Persons’ obligations under Rule 13e-3, the Reporting Persons intend to consummate a short-form merger pursuant to Section 253 of the Delaware General Corporation Law (“DGCL”) whereby Holdings, which after contributions by Landmark and Ventures will hold all of the stock beneficially owned by Landmark, will be merged with and into the Issuer, with the Issuer being the surviving corporation in such merger. Under Section 253 of the DGCL, the short-form merger may be effected without any vote of the board of directors or stockholders of the Issuer because Holdings will own more than 90% of each class of outstanding stock of the Issuer. Under the terms of the merger, each outstanding share of Common Stock and each outstanding share of Series C Preferred Stock of the Issuer (other than those shares beneficially owned by Landmark and any shares owned by stockholders who properly exercise their statutory appraisal rights under the DGCL) will be converted into the right to receive $0.80 in cash, without interest. Following the merger, Landmark will beneficially own the same number of shares of Common Stock and Series C Preferred Stock of the Issuer, as the surviving corporation, as before the merger.

The closing of the acquisition of the Shares is subject to customary closing conditions, including the Reporting Persons’ filing of a Schedule 13E-3 with respect to the Rule 13e-3 transaction involving the Issuer (which the Reporting Persons intend to file as soon as practicable), the resolution of all SEC comments with respect to such Schedule 13E-3, and the dissemination of the Schedule 13E-3 to the Issuer’s stockholders pursuant to Rule 13e-3 under the Act. After the consummation of the acquisition of the Shares and the completion of the short-form merger, the Reporting Persons intend, and the purpose of the acquisition of the Shares and the short form merger is, to cause the Issuer to file a Form 15 to deregister the Common Stock under the Act and cease to be a publicly traded reporting company.

As previously reported, as a result of Ventures’ purchase of Series B Preferred Stock in 2001 (and because since that time Ventures has been the sole owner of all of the outstanding shares of Series B Preferred Stock), Ventures has had, and currently continues to have, the right to designate and elect not less than a majority of the Issuer’s board of directors. Since 2001, Ventures has designated various persons to serve on the Issuer’s board of directors (the “Series B Directors”). Until September 13, 2005, the current Series B Directors were Michael W. Alston, Joseph G. Fiveash, III, Guy R. Friddell, III and Karl B. Quist, each of whose biographies are contained in the Issuer’s definitive proxy statement for its annual meeting of stockholders held on July 8, 2005. On September 13, 2005, the Reporting Persons designated and elected five additional Series B Directors thereby causing the Series B Directors to constitute a majority of the Issuer’s directors. The additional Series B Directors, the principal employer of each of which is Landmark and/or its affiliates, are:

Name	Age	Present Principal Occupation
Susan S. Goetz	48	Assistant Secretary, Landmark Communications, Inc.

Charlie W. Hill	61	Executive Vice President/Human Resources, Landmark Communications, Inc.

Lemuel E. Lewis	58	Executive Vice President & Chief Financial Officer, Landmark Communications, Inc.

Colleen R. Pittman	49	Vice President/Finance & Treasurer, Landmark Communications, Inc.

Charles L. Watkins	50	President & Chief Executive Officer, Continental Broadband, Inc. (affiliate of Landmark Communications, Inc.)

On September 29, 2005, the Reporting Persons filed a Schedule 13E-3 with the SEC with respect to the Rule 13e-3 transaction involving the Issuer described above in this Statement. The Reporting Persons subsequently amended the Schedule 13E-3 on November 2, 2005 and November 21, 2005 and filed such amendments with the SEC.

On November 23, 2005, the Reporting Persons mailed the CoolSavings, Inc. Going-Private Transaction Statement to all of the stockholders of CoolSavings. The Reporting Persons expect that the Rule 13e-3 transaction involving the Issuer will be completed on December 15, 2005 or as soon thereafter as possible.

Item 5. Interest in Securities of the Issuer.

Section (a) of Item 5 is hereby amended and restated in its entirety as follows:

(a) Landmark may be deemed to have beneficial ownership over 239,018,582 shares of Common Stock through (i) its ownership of 20,220,456 shares of Common Stock, (ii) its shared voting power and shared dispositive power over the Shares pursuant to the Stock Purchase Agreement, (iii) its ownership of the Warrant (defined below), and (iv) its ownership of and control over Ventures, which owns 187,031,675 shares of Series B Preferred Stock and 10,889,636 shares of Common Stock of the Issuer.

NV-C Ventures may be deemed to have beneficial ownership over 197,921,311 shares of Common Stock through its ownership of and control over Ventures, which owns 187,031,675 shares of Series B Preferred Stock and 10,889,636 shares of Common Stock of the Issuer.

If (i) Landmark exercised its right to acquire 3,935 shares of Common Stock pursuant to the Warrant, (ii) Ventures exercised its right to convert its shares of Series B Preferred Stock into 187,031,675 shares of Common Stock, and (iii) Landmark were to cause the conversion of the shares of Series C Preferred Stock beneficially owned by Landmark as a result of the execution of the Stock Purchase Agreement into 12,132,976 shares of Common Stock, Landmark, NV-C Ventures and Ventures would beneficially own, for purposes of Rule 13d-3(d)(1)(i) under the Act, 94.3%, 78.1% and 78.1%, respectively, of the Issuer. These ownership percentages do not take into account shares of Common Stock that have been reserved for issuance upon (1) the conversion to Common Stock of 619,048 shares of currently outstanding and Series C Preferred Stock not beneficially owned by the Reporting Persons, (2) the exercise of 5,748,362 currently outstanding and exercisable options to purchase Common Stock not beneficially owned by the Reporting Persons, and (3) in the case of the ownership percentage of NV-C Ventures and Ventures, the exercise by Landmark of its right to acquire 3,935 shares of Common Stock pursuant to the Warrant. If such reserved shares of Common Stock were issued in full, Landmark, NV-C Ventures and Ventures would beneficially own 92.0%, 76.2% and 76.2%, respectively, of the total outstanding Common Stock.

Except as disclosed in this Item 5(a), as of the date hereof, none of the Reporting Persons beneficially owns, nor, to the best of their knowledge, do any of their directors or executive officers beneficially own, any shares of Common Stock.

Section (b) of Item 5 is hereby amended and restated in its entirety as follows:

(b) Landmark owns 20,220,456 shares of Common Stock, and Landmark also owns a warrant (the “Warrant”) which entitles it to purchase 3,935 shares of Common Stock from the Issuer. If the Warrant were exercised, Landmark or its transferees would possess the sole power to vote or dispose of such shares of Common Stock. Also as described in Items 3 and 4 and as a result of the execution of the Stock Purchase Agreement, Landmark may be deemed to share voting power and have shared dispositive power over the Shares. Ventures owns 187,031,675 shares of Series B Preferred Stock and 10,889,636 shares of Common Stock, over which the Reporting Persons may be deemed to share voting and/or dispositive power.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended by inserting the following at the end of Item 7:

13.	Joint Filing Agreement, dated November 23, 2005, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2005	LANDMARK COMMUNICATIONS, INC.

	By:	/s/ Guy R. Friddell, III
	Name:	Guy R. Friddell, III
	Title:	Executive Vice President and General Counsel

Dated: November 23, 2005	LANDMARK NV-C VENTURES GROUP, INC.

	By:	/s/ Guy R. Friddell, III
	Name:	Guy R. Friddell, III
	Title:	Vice President

Dated: November 23, 2005	LANDMARK VENTURES VII, LLC

	By:	/s/ Guy R. Friddell, III
	Name:	Guy R. Friddell, III
	Title:	Vice President

Dated: November 23, 2005	CSAV HOLDINGS, INC.

	By:	/s/ Guy R. Friddell, III
	Name:	Guy R. Friddell, III
	Title:	Vice President

SCHEDULE I

Information with Respect to Executive Officers and Directors of the Reporting Persons

The following sets forth as to each of the executive officers and directors of the Reporting Persons: his or her name; his or her business address; and his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Landmark Communications, Inc., the business address of which is 150 W. Brambleton Avenue, Norfolk, Virginia 23510-2075, and each such individual identified below is a citizen of the United States. To the knowledge of the Reporting Persons, during the last five years, no such person has been sentenced in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Landmark Communications, Inc.

Name	Present Business Address	Present Principal Occupation
Directors:

S. Decker Anstrom	Landmark Communications, Inc. 150 W. Brambleton Ave. Norfolk, Virginia 23510-2075	President & Chief Operating Officer

Richard F. Barry, III	Landmark Communications, Inc. 150 W. Brambleton Ave. Norfolk, Virginia 23510-2075	Vice Chairman

Frank Batten, Jr.	Landmark Communications, Inc. 150 W. Brambleton Ave. Norfolk, Virginia 23510-2075	Chairman of the Board & Chief Executive Officer

Frank Batten	Landmark Communications, Inc. 150 W. Brambleton Ave. Norfolk, Virginia 23510-2075	Chairman of the Executive Committee

Macon F. Brock, Jr.	Dollar Tree Stores, Inc. 500 Volvo Parkway Chesapeake, Virginia 23320	Chairman of the Board, Dollar Tree Stores, Inc.

Frank A. Daniels, Jr.	1515 Glenwood Avenue Raleigh, North Carolina 27608	Retired President of News & Observer Publishing Company

Richard D. Roberts	1109 South Bay Shore Drive Virginia Beach, Virginia 23451	Retired President & CEO, Telecable Corporation

Dorothy N. Batten	Tall Oaks, Route 22 Keswick, Virginia 22947	N/A

Howard H. Stevenson	68 Fayerweather Street Cambridge, Massachusetts 02138	Professor, Harvard Graduate School Cambridge, Massachusetts

John O. Wynne	Landmark Communications, Inc. 150 W. Brambleton Ave. Norfolk, Virginia 23510-2075	Retired President & CEO, Landmark Communications, Inc.

Executive Officers Not Otherwise Listed Above:

Guy R. Friddell, III	Landmark Communications, Inc. 150 W. Brambleton Ave. Norfolk, Virginia 23510-2075	Executive Vice President & General Counsel

R. Bruce Bradley	Landmark Communications, Inc. 150 W. Brambleton Ave. Norfolk, Virginia 23510-2075	Executive Vice President & President/Landmark Publishing Group

Lemuel E. Lewis	Landmark Communications, Inc. 150 W. Brambleton Ave. Norfolk, Virginia 23510-2075	Executive Vice President & Chief Financial Officer

Charlie W. Hill	Landmark Communications, Inc. 150 W. Brambleton Ave. Norfolk, Virginia 23510-2075	Executive Vice President/Human Resources

Landmark NV-C Ventures Group, Inc.

Name	Present Business Address	Present Principal Occupation
Directors:

S. Decker Anstrom	See above	See above

Frank Batten, Jr.	See above	See above

Guy R. Friddell, III	See above	See above

Executive Officers*:

*	This entity acts solely as a holding company and as such is not under the operation of executive officers.

Landmark Ventures VII, LLC

Name	Present Business Address	Present Principal Occupation
Directors:

S. Decker Anstrom	See above	See above

Frank Batten, Jr.	See above	See above

Guy R. Friddell, III	See above	See above

Executive Officers*:

*	This entity acts solely as a holding company and as such is not under the operation of executive officers.

CSAV Holdings, Inc.

Name	Present Business Address	Present Principal Occupation
Directors:

S. Decker Anstrom	See above	See above

Frank Batten, Jr.	See above	See above

Guy R. Friddell, III	See above	See above

Executive Officers*:

*	This entity acts solely as a holding company and as such is not under the operation of executive officers.